PREMIUM BILL

Insured:	ATLAS U.S. TACTICAL INCOME FUND, INC.	Date: May 18, 2022

Producer:	MAURY, DONNELLY & PARR, INC.

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 24, 2021	82416800	Policy Extension		$ 485 A/P
To
November 1, 2022

20% Commission
			TOTAL	$ 485 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 82416800

NAME OF ASSURED: ATLAS U.S. TACTICAL INCOME FUND, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on May 24, 2021 to 12:01 a.m. on November 1, 2022

This Endorsement applies to loss discovered after 12:01 a.m. on May 24, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 18, 2022	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)